Exhibit 12.1
Statement of Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges

	Nine Months Ended		Year Ended December 31,
	September 30, 2005		2004		2003		2002		2001

Earnings
Pre-Tax (loss) from continuing operations	($1,570,835)		($3,157,403)		($429,274)		n/a	(3)	n/a	(3)
Add:
Fixed charges	6,786,692		2,752,814		1,197,280
Subtract:
Capitalized interest	(325,778)		0		0

Earnings	$4,890,079		($404,589)		$768,006

Fixed charges:
Interest expense	$6,225,992		$2,481,219		$1,188,050
Capitalized interest	325,778		0		0
Amortization of deferred financing fees.	234,922		271,595		9,230

Fixed charges:	$6,786,692		$2,752,814		$1,197,280

Ratio of Earnings to Fixed Charges(1) (2)	0.72	x	-0.15	x(2)	0.64	x

(1)	The ratios of earnings to fixed charges w ere computed by dividing earnings by fixed charges. For this purpose, earnings consist of net income from continuing operations plus fixed charges less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing fees.

(2)	The shortfall of earnings to fixed charges for the nine months ended September 30, 2005 and the years ended December 31, 2004, 2003 was $1,896,613, $3,157,403, $429,274, respectively.

(3)	The Company began formal operations in December 2002 and did not incur fixed charges in 2002 or 2001.